FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 10 DATED JANUARY 27, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 7, 2011 and supplement no. 9 dated January 26, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of the Westway One Building.

Property Acquisition

On January 27, 2011, we purchased a three-story office building containing approximately 144,000 rentable square feet (the “Westway One Building”) for approximately $31.0 million, exclusive of closing costs. The acquisition was funded with proceeds of $18.6 million from a $70.0 million secured revolving credit facility, proceeds of $3.4 million from a related-party loan, and proceeds of $9.0 million raised from our ongoing public offering. The Westway One Building was built in 2007 and is located on approximately 9.0 acres of land located in Houston, Texas. The Westway One Building was purchased from Behringer Harvard Equity Drive, LP, which is not affiliated with us, our advisor, or an affiliate of our advisor. The purchase price for the Westway One Building is less than the estimated replacement cost.

The Westway One Building is currently 100% leased to four tenants and anchored by NATCO Group, Inc., a division of Cameron Corp. Cameron Corp is a Fortune 500 global provider of pressure control, processing, flow control and compression systems as well as project management and aftermarket services for the oil and gas processing industries. NATCO Group, Inc. occupies approximately 67% of the Westway One Building. NATCO Group, Inc. utilizes the location to provide executive administration support for their processing and filtering activities.

The current aggregate annual effective base rent is approximately $2.6 million. The current weighted-average rental rate over the lease term is approximately $16.49 per square foot. The current weighted-average remaining lease term is approximately six years. Each of the four tenants have the right to extend the term of its lease for one additional five-year renewal period at 95% of the then-current market rate.

Based on the current condition of the Westway One Building, we do not believe it will be necessary to make significant renovations to the Westway One Building. Our management believes that the Westway One Building is adequately insured.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, and supplement no. 10 dated January 27, 2011.

Supplement no. 8 includes:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares, including a cover page risk factor relating to distribution coverage;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	changes to the composition of our board of directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property management, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	the cap on the debt financing fee payable to our advisor or its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010;

•	our unaudited financial statements, and the notes thereto, as of and for the three and nine months ended September 30, 2010;

•	our unaudited statement of revenues over certain operating expenses, and notes thereto, for the Royal Ridge V Building for the period ended September 30, 2010;

•

our statements of revenues over certain operating expenses, and notes thereto, for the 333 East Lake Street Building for the period ended September 30, 2010 (unaudited) and for the year ended December 31, 2009 (audited); and

•	our unaudited Pro Form Financial Statements, and notes thereto, for the three and nine months ended September 30, 2010.

Supplement no. 9 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.

Supplement no. 10 includes:

•	the acquisition of the Westway One Building.